MDU RESOURCES GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Years Ended December 31,
	2015	2014	2013	2012	2011
	(In thousands of dollars)

Earnings Available for Fixed Charges:
Net Income (a)	$114,849	$179,714	$170,972	$150,337	$131,452
Income Taxes	65,603	63,227	74,294	70,067	56,865
	180,452	242,941	245,266	220,404	188,317
Rents (b)	21,697	16,166	13,240	11,693	11,612
Interest (c)	106,181	94,648	92,368	83,649	86,309
Total Earnings Available for Fixed Charges	$308,330	$353,755	$350,874	$315,746	$286,238
Preferred Dividend Requirements	$685	$685	$685	$685	$685
Ratio of Income Before Income Taxes to Net Income	157%	135%	143%	147%	143%
Preferred Dividend Factor on Pretax Basis	1,075	925	980	1,007	980
Fixed Charges (d)	123,741	113,849	104,984	98,362	104,195
Combined Fixed Charges and Preferred Stock Dividends	$124,816	$114,774	$105,964	$99,369	$105,175
Ratio of Earnings to Fixed Charges	2.5x	3.1x	3.3x	3.2x	2.7x
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.5x	3.1x	3.3x	3.2x	2.7x

(a)	Net income excludes undistributed income for equity investees.

(b)	Represents interest portion of rents estimated at 33 1/3%.

(c)
Represents interest, amortization of debt discount and expense on all indebtedness and amortization of interest capitalized, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income) and interest capitalized.

(d)
Represents rents (as defined above), interest, amortization of debt discount and expense on all indebtedness, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income).